SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2014

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

1 PR Av. Presidente Vargas, 409 –13º 22210-030 Rio de Janeiro - RJ Tel.: (21) 2514-6101 Fax: (21) 2514-5949

MINUTES OF THE SIX HUNDRED AND EIGHTY THIRD MEETING OF THE BOARD OF
DIRECTORS OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS

NIRE 53300000859/CNPJ no. 00001180/0001-26

I certify, for all purposes and intents, that the Board of Directors of Centrais Elétricas Brasileiras S.A. – Eletrobras, met in the Company Office, at Setor Comercial Norte, Quadra 04, Bloco "B", no. 100, 8th floor, Brasília - DF, on 02.24.2014, at 3 pm and by videoconference with the Company office inAv. Presidente Vargas no 409 – 13th floor, Rio de Janeiro - RJ. President MARCIO PEREIRA ZIMMERMAN chaired the meeting, in the presence of Council membersJOSÉ DA COSTA CARVALHO NETO, JOSÉ ANTONIO CORRÊA COIMBRA, MAURICIO MUNIZ BARRETTO DE CARVALHO, LINDEMBERG DE LIMA BEZERRA, THADEU FIGUEIREDO ROCHA, WAGNER BITTENCOURT DE OLIVEIRA and MARCELO GASPARINO DA SILVA. Council member JOÃO ANTONIO LIAN justified his absence.Decision: DEL-023/2014. Eletronorte – Authorize the acquisition by Eletronorte, of the equity share of Abengoa Concessões Brasil Holding S.A., in SPE Linha Verde Transmissora de Energia S.A. RES-110, of 02.17.2014. 1. approve the acquisition, by Eletronorte, of the equity share of Abengoa Concessões Brasil Holding S.A. in the Special Purpose Entity called Linha Verde Transmissora de Energia S.A., to the sum of R$ 40.000.000,00 (forty million reais); 2. condition the signature of the sale and purchase agreement of shares with Abengoa Concessões Brasil Holding S.A. to the termination of the EPC agreement with Abengoa Construção Brasil Ltda. (Abengoa Construção), with the formal withdrawal by the latter of any rights related to the claim and proof of full settlement, general, private and irrevocable of all the obligations with this construction company, as well as subcontractors; 3. authorize Eletronorte to sign the sales and purchase agreement of shares, to be firmed between Eletronorte and Abengoa Holding, observing the following suspensive conditions: > approval by Aneel, Dest and Cade; > approval by Banco da Amazônia S/A - BASA, responsible for the financing already obtained; 4. authorize Eletronorte to assume 100% (one hundred percent) of the guarantees of the financing obtained from LVTE, as well as any other, in substitution to Abengoa when the suspensive conditions stated in 3 above are met; 5. determine that Eletronorte should adopt one of the following options, in the legal term, in order to remedy the unipersonality of LVTE after the acquisition stated in item 1: (i) incorporation of LVTE; (ii) transformation of LVTE into a wholly-owned subsidiary; or (iii) search for a new partner; 6. Determine that the Secretary General and Business Development - DFN adopt the necessary measures to follow this Deliberation. There being no further matters, the Board Chairman closed the meeting, and requested the issuance of this Ruling certificate that, once read and approved, was written and signed by me, MARIA SILVIA SAMPAIO SANT'ANNA, Secretary of the Interim Board. The other rulings discussed in this meeting have been omitted in this certificate because they are related merely to internal interests of the Company, legitimate caution, based on the Board’s duty of confidentiality, according to the "caput" of Article 155 of Law no. 6.404 (Law of Business Corporations), whereby, it is, consequently, excluded from the scope of the norm contained in paragraph 1 of article 142 of the Law in question.

Brasília, February 24, 2014.

MARIA SILVIA SAMPAIO SANT’ANNA
Interim Secretary-General

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 13, 2014
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.